Exhibit 99.2

Conventions Which Apply to this Discussion

Except where the context otherwise requires and for purposes of the discussion in this Exhibit 99.2, or this discussion, only:

●	“Beijing Melo” refers to Beijing Melo Technology Co., Ltd.;

●	“Beijing U Bazaar” refers to Beijing Ubazaar Technology Co., Ltd.;

●	“Business Combination” refers to (1) reincorporation of Orisun Acquisition Corp in the Cayman Islands by merging with and into Ucommune; and (2) merger of Everstone International Ltd, a Cayman Islands exempted company, with and into Ucommune Group Holdings Limited, or Ucommune Group Holdings, resulting in Ucommune Group Holdings being a wholly owned subsidiary of the Parent;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this discussion only, Taiwan, Hong Kong and the Macau Special Administrative Region;

●	“Class A ordinary shares” refers to the Class A ordinary shares, par value US$0.024 per share of the Parent, carrying one vote per share;

●	“Class B ordinary shares” refers to the Class B ordinary shares, par value US$0.024 per share of the Parent, carrying 55 votes per share;

●	“Greater China” refers to, for the purpose of this discussion only, China as well as Hong Kong, Macau Special Administrative Region and Taiwan;

●	“HK subsidiaries” refers to the Parent’s subsidiaries incorporated in Hong Kong;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

●	“individual members using workstations” refers to the individuals that use Ucommune’s workstations under a membership agreement as of a given date, excluding the individuals that have access to a workstation on as-needed basis;

●	“IoT” refers to internet of things;

●	“IT” refers to information technology;

●	“mature spaces” refers to spaces that have been open for more than 24 months;

●	“members” refers to the individuals and enterprises that have registered on U Bazaar as of a given date;

●	“ordinary shares” refers to the Class A ordinary shares and the Class B ordinary shares, both of par value US$0.024 per share;

●	“Parent” refers to Ucommune International Ltd, the ultimate Cayman Islands holding company and a Nasdaq-listed company;

●	“PIPE” refers to the investment of US$60.9 million in by certain backstop investors in connection with the Business Combination;

●	“PRC subsidiaries” refers to the Parent’s subsidiaries incorporated in the PRC, including the WFOEs;

●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“SAFE” refers to the State Administration for Foreign Exchange;

●	“Shengguang Zhongshuo” refers to Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd.;

●	“SME” refers to small and medium enterprises;

●	“Ucommune” or the “group” refers to the Parent, its subsidiaries and, in the context of describing the operations and unaudited condensed consolidated financial statements, the consolidated VIEs;

●	“Ucommune Technology” refers to Ucommune (Beijing) Technology Co., Ltd.;

●	“Ucommune Venture” refers to Ucommune (Beijing) Venture Investment Co., Ltd.;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refers to Ucommune Venture and Beijing U Bazaar (including each of their consolidated subsidiaries in China, if any), which are PRC companies in which the Parent does not have equity interests but whose financial results have been consolidated into the unaudited condensed consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to the Parent being the primary beneficiary of, such entities. In the context of our historical operations and unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2023, “variable interest entities” or “VIEs” also includes Weixue Tianxia, the contractual arrangements with respect to which were terminated in December 2023;

●	“Weixue Tianxia” refers to Beijing Weixue Tianxia Education Technology Co., Ltd; and

●	“WFOEs” refers to Ucommune Technology and Beijing Melo, both are the Parent’s wholly foreign owned entities domiciled in China.

 As of June 30, 2024, there were 1,415,057 issued and outstanding ordinary shares of Ucommune, comprising of 1,295,670 Class A ordinary shares (excluding 364,441 Class A ordinary shares reserved for future issuance) and 119,387 Class B ordinary shares.

Certain amounts, percentages and other figures, such as key operating data, presented in this discussion have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentages may not represent the arithmetic summation or calculation of the figures that accompany them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this discussion are made at RMB7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2024. The Parent makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On September 20, 2024, the noon buying rate for Renminbi was RMB7.0505 to US$1.00.

SELECTED UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENT INFORMATION OF PARENT, THE VIES, THE WFOES, THE HK SUBSIDIARIES AND OTHER SUBSIDIARIES

The following unaudited condensed consolidated financial statement information presents information related to the Parent, which is the investment holding company, the VIEs, the WFOEs, the HK subsidiaries and other subsidiaries as of and for the periods indicated.

	As of June 30, 2024
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	973	59,263	39	78	29	—	60,382
Inter-Company balances due from VIEs/Subsidiaries	446,043	—	—	—	—	(446,043)	—
Other current assets	67,497	131,027	9,211	9,663	323,401	(352,314)	188,485
Total current assets	514,513	190,290	9,250	9,741	323,430	(798,357)	248,867
Property and equipment, net	—	48,752	2	—	—	—	48,754
Right of use assets, net	—	129,955	—	—	—	—	129,955
Other non-current assets	—	66,349	—	—	—	—	66,349
Total non-current assets	—	245,056	2	—	—	—	245,058
Total assets	514,513	435,346	9,252	9,741	323,430	(798,357)	493,925
Accounts payable	3,473	170,603	—	—	34	—	174,110
Investment deficit in subsidiaries and consolidated VIEs	429,892	—	—	—	—	(429,892)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	184,576	3,854	136,171	121,442	(446,043)	—
Lease liabilities, current	—	41,152	—	—	—	—	41,152
Other current liabilities	45,389	145,042	7,649	51,714	271,656	(351,985)	169,465
Total current liabilities	478,754	541,373	11,503	187,885	393,132	(1,227,920)	384,727
Lease liabilities, non-current	—	64,672	—	—	—	—	64,672
Other non-current liabilities	1,561	7,430	—	—	—	—	8,991
Total non-current liabilities	1,561	72,102	—	—	—	—	73,663
Total liabilities	480,315	613,475	11,503	187,885	393,132	(1,227,920)	458,390
Total Equity/(Deficit)	34,198	(178,129)	(2,251)	(178,144)	(69,702)	429,563	35,535

	For the Six Months Ended June 30, 2024
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	118,912	6	—	—	(6)	118,912
Total cost of revenue	—	(119,737)	(1,210)	—	—	—	(120,947)
Operating income/(expenses)	574	(26,095)	(216)	33	(365)	6	(26,063)
Gain/(loss) from operations	574	(26,920)	(1,420)	33	(365)	—	(28,098)
Loss from equity method investments	(51,135)	(483)	—	—	—	51,135	(483)
Net (loss)/income	(50,122)	(55,569)	(1,420)	33	(503)	51,135	(56,446)

	For the Six Months Ended June 30, 2024
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(2,190)	(6,297)	(4,563)	5,182	2,952	—	(4,916)
Purchase of short-term investments	—	(9,979)	—	(7,135)	—	—	(17,114)
Settlement of short-term investments	—	17,104	—	—	—	—	17,104
Purchase of property and equipment	—	(1,565)	—	—	—	—	(1,565)
Other investing activities	—	(110)	—	—	—	—	(110)
Net cash provided by/(used in) investing activities	—	5,450	—	(7,135)	—	—	(1,685)
Loan received from third parties	—	7,818	—	—	—	—	7,818
Loan repaid to third parties	—	(380)	—	—	(36)	—	(416)
Other financing activities	2,135	193	1,433	—		—	3,761
Net cash provided by/(used in) financing activities	2,135	7,631	1,433	—	(36)	—	11,163
Effects of exchange rate changes	(6)	—	—	(1)	914	—	907
Net (decrease)/increase in cash, cash equivalents and restricted cash	(61)	6,784	(3,130)	(1,954)	3,830	—	5,469
Cash, cash equivalents and restricted cash - beginning of the period	1,034	52,839	3,169	2,032	(3,801)	—	55,273
Cash, cash equivalents and restricted cash - end of the period	973	59,623	39	78	29	—	60,742

The following table sets forth the roll-forwards of the investment in the subsidiaries and the VIEs line item for the periods indicated:

Inter-group Balances Due from VIEs/Subsidiaries:	Parent Company	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
December 31, 2023	43,207	—	—	190,068	—
Loss from equity method investment	(51,135)	—	—	—	—
Additional long-term investment held by ESOP(1)	19,214	—	—	—	—
Foreign exchange gain for Long-term investments	(1,865)	—	—	—	—
Intercompany loan lent	12,017	—	17,720	5,212	7,943
Intercompany loan collected	(5,287)	—	(17,720)	(1,750)	(7,943)
June 30, 2024	16,151	—	—	193,530	—

(1)	Ucommune International Ltd issued share incentives to its employees using its ordinary shares. Upon the consummation of the Business Combination, the shares previously granted became effective and vest according to the related share incentive agreements. Therefore, the parent company recognized long-term investments to the subsidiaries and the subsidiaries recognized share-based compensation expenses.

Inter-group Balances Due to VIEs/Subsidiaries:	Parent Company	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
December 31, 2023	—	182,706	9,173	320,607	116,894
Intercompany loan received	—	23,442	—	10,898	8,552
Intercompany loan repayment	—	(21,572)	(5,319)	(1,804)	(4,004)
June 30, 2024	—	184,576	3,854	329,701	121,442

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the Parent’s financial condition and results of operations in conjunction with the Parent’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this current report on Form 6-K of the Parent, or this Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties. The actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” in the Parent’s Form 20-F and in the Parent’s other filings with the SEC.

Overview

Ucommune’s brand is one of the most recognized agile office space brands in China. Ucommune operates a leading agile office space community in China in terms of the number of agile office spaces, aggregate managed area and number of cities covered. Ucommune had 62 agile office spaces across 36 cities as of June 30, 2024.

As of the same date, Ucommune had 53 spaces in operation, providing approximately 22,770 workstations to its members and Ucommune also had nine spaces under decoration or preparation for decoration. As of June 30, 2024, Ucommune had approximately 1,208,610 members, including approximately 1,169,060 individuals and 39,550 enterprises, ranging from large enterprises to SMEs.

Ucommune has been developing its asset-light model, under which Ucommune provides space design and build as well as management services to develop and manage agile office spaces for landlords who bear most of the capital investments to build and launch new spaces. The asset-light model allows more landlords to benefit from Ucommune’s professional capabilities and strong brand recognition, which in turn enables Ucommune’s business to scale in a cost-efficient manner.

As of June 30, 2024, Ucommune had 43 spaces under the asset-light model with managed area of approximately 291,780 m2, representing 86% of the aggregate managed area of approximately 337,590 m2 of all spaces. In the first half of 2024, Ucommune launched two new spaces under its asset-light model with managed area of approximately 4,620 m2. In the first half of 2024, Ucommune generated operating profit from the subsidiary that operates agile office spaces under its asset-light model. Going forward, Ucommune intends to focus on expanding its asset-light business as one of its major growth drivers.

Cooperating with over 700 business partners, Ucommune provides a comprehensive suite of U Plus services, including individual services, such as catering, fitness, healthcare, training and entertainment; general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services; incubation and corporate venturing services; design and build services; advertising and branding services; and services to further energize Ucommune’s community.

Ucommune receives revenue from members by providing U Plus services and charging members fees based on the services provided, such as design and build services, and advertising and branding services. Ucommune also generates revenue from its business partners and investees through different arrangements, including (1) revenue sharing arrangements under which it shares part of the revenue of its business partners as fees, and (2) fixed fee arrangements under which it charges its business partners and investees fixed fees for leasing its spaces to provide services.

Key Operating Data

Ucommune regularly monitors a number of operating metrics in order to measure its current performance and project its future performance. These metrics aid Ucommune in developing and refining its growth strategies and making strategic decisions.

As of June 30, 2024
Number of cities	36
Number of spaces	62
Number of spaces under self-operated model	19
Number of spaces under asset-light model	43
Managed area (m2)(1)	337,590
Managed area under self-operated model(1)	45,810
Managed area under asset-light model(1)	291,780
Number of spaces in operation	53
Number of workstations of spaces in operation(1)	22,770
Number of members(1)	1,208,610
Number of individual members(1)	1,169,060
Number of individual members using workstations(1)	15,310
Number of enterprise members(1)	39,550
Occupancy rate for all spaces in operation(1)	67%
Occupancy rate for mature spaces(1)	70%

(1)	Approximate number subject to rounding adjustments.

Key Factors Affecting the Results of Operations

Ucommune operates in China’s agile office space industry, and its results of operations and financial condition are influenced by the macroeconomic factors affecting this industry. These factors include China’s economic growth, the emergence of China’s new economy and internet companies under favorable policies encouraging entrepreneurship and innovation, and urbanization of the workforce. The Parent’s financial condition and results of operations are also affected by a number of emerging market trends, such as companies’ rising needs for cost-efficient and flexible office space solutions and one-stop services for both corporates and employees, and new demand for intelligent office systems and working environments.

In addition, as Ucommune generates a portion of revenue from providing marketing and branding services, the results of operations are also affected by the general factors affecting its advertisers and their marketing and branding budgets.

Ucommune’s results of operations and financial condition are also subject to changes in the regulatory regime governing China’s agile office space industry, as well as the U Plus services it provides. The PRC government regulates various aspects of Ucommune’s operations, such as leasing, design and build and the operation of office spaces and online advertising and branding content. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website” from the Parent’s Form 20-F.

Ucommune’s results of operations and financial condition also depend on a number of company-specific factors, including the factors discussed below.

Ucommune’s Ability to Refine its Agile office Space Network

Given that a significant portion revenue is from workspace membership, revenue growth depends on Ucommune’s ability to refine its agile office space network and expand its community. Since the launch of its first agile office space in September 2015, Ucommune has operated its business across 36 cities primarily through its self-operating model. Ucommune derives substantially all of its revenue from operations within Greater China.

Ucommune has developed an asset-light model by providing landlords with its design and build and operation capabilities. Ucommune’s asset-light model has two categories, i.e., U Brand and U Partner. Under U Brand, Ucommune primarily receives management fees from landlords. Under U Partner, Ucommune primarily shares revenue with landlords. Ucommune operates agile office spaces under its asset-light model through one subsidiary. In the first half of 2024, the revenue and operating profit of this subsidiary were relatively insignificant to the group. However, the subsidiary generated operating profit while Ucommune incurred overall loss from operations. The number of Ucommune’s spaces under the asset-light model decreased from 69 as of December 31, 2023 to 43 as of June 30, 2024, primarily due to the closure of unprofitable spaces in operation. Going forward, Ucommune intends to focus on expanding its asset-light business as one of its major growth drivers.

With the development of its agile office space network, Ucommune’s business may be exposed to additional risks. For example, the impairment loss on long-lived assets and long-term prepaid expenses was RMB25.8 million and RMB0.6 million (US$77,000) in the first half of 2023 and 2024, respectively, primarily associated with the other non-current assets where carrying value is not expected to be fully recoverable.

The changes in impairment loss on long-lived assets and long-term prepaid expenses are affected by various factors, primarily including Ucommune’s spaces in operation and the new operating risks and challenges associated with its expansion into existing markets and new markets, and therefore are subject to fluctuations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — Our expansion into new regions, markets and business areas may pose increased risks” from the Parent’s Form 20-F. However, the Parent believes that Ucommune can improve the performance of its spaces in operation leveraging its management capabilities and its experience of expanding into new markets.

Ucommune’s Ability to Manage Costs and Expenses Effectively

Ucommune’s ability to manage its costs and expenses effectively is critical to the success of its business. The cost of revenue (excluding impairment loss) as a percentage of revenue remained relatively stable in the first half of 2023 and the first half of 2024. Ucommune has benefited from the use of technologies and the standardization of its processes and achieved economies of scale as Ucommune has developed a core competency in the efficient sourcing, design and build, and operation of its spaces. Building on its operating capabilities, Ucommune has also developed an asset-light model, which can free up a large amount of capital investments to build out and launch new spaces. In 2023 and the first half of 2024, Ucommune also closed and disposed of unprofitable spaces in operation to improve its profitability. By concentrating on high-quality spaces and leveraging the asset-light model, Ucommune aims to optimize its asset structure and improve overall operational efficiency.

The financial and business performance of Ucommune’s agile office spaces under the U Space category highly depends on its ability to source and lease suitable properties on reasonable terms. Ucommune plans to utilize its management team’s expertise in developing and operating commercial properties and its strong relationships with landlords to identify new locations suitable for the expansion of its business and to negotiate leasing terms of such properties to effectively manage its costs and expenses.

Ucommune’s design and build capabilities enable it to shorten the time from taking possession of a new space to making the space ready for leasing to members. Ucommune typically completes this process within three to five months for spaces under the U Space category compared to the industry average of approximately six months.

The Parent expects the costs and expenses to increase in absolute amount as Ucommune expands its business and to decrease a percentage of revenue as Ucommune improves operational efficiency, achieves economies of scale and enhances its brand recognition.

Growth in Ucommune’s Member Base and Pricing of its Agile Office Space Services

Ucommune generates a significant portion of its revenue from providing various agile office space solutions to its members from whom Ucommune collects monthly rent in the form of membership service fees in accordance with membership service contracts or office workstation rental fees in accordance with office workstation rental contracts. The key contract terms and services provided under both membership service contracts and office workstation rental contracts are identical. Therefore, the results of operations are directly affected by the growth in its member base and the pricing of its agile office space services. The number of individual members using workstations decreased from approximately 19,120 as of December 31, 2023 to approximately 15,310 as of June 30, 2024.

The pricing of Ucommune’s agile office space services is affected by its service positioning strategy, locations of its spaces, brand recognition, the competitive landscape of the agile office space industry in China and the design and build and maintenance cost of its agile office spaces. Ucommune’s ability to maintain or increase the pricing of its agile office space services largely depends on its ability to compete effectively and differentiate its services through its strong brand recognition, its unique and nationwide agile office space network and its ability to meet its members’ needs for office space solutions.

Development of U Plus Services

Ucommune derives revenue from U Plus services in cooperation with its business partners and investees. As of June 30, 2024, Ucommune had over 700 business partners. Ucommune’s member base has grown steadily, increasing from approximately 1,176,970 as of December 31, 2021 to approximately 1,193,930 as of December 31, 2022, and further to approximately 1,205,310 as of December 31, 2023. Ucommune had approximately 1,208,610 members as of June 30, 2024. As its business grows, Ucommune has opportunities to provide more services and build a vibrant community serving wider group of members beyond the physical spaces.

The growth of revenue from U Plus services depends on Ucommune’s own capabilities, including through acquisitions or strategic investments, or through selected quality business partners to provide services that match the needs of its members at reasonable prices. Ucommune will make ongoing efforts, including investing time and money, to identify the needs of its members and provide quality and diversified services to them.

Key Components of Results of Operations

Ucommune has three operating segments including (1) workspace membership, (2) marketing and branding services, and (3) other services. Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available. The Parent’s chief operating decision makers regularly evaluate Ucommune’s operating segments in deciding how to allocate resources and assess performance. See the consolidated financial statements included in the Parent’s Form 20-F and in this 6-K for additional information regarding the three reportable segments.

Revenue

The following table sets forth a breakdown of revenue, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Six Months Ended June 30,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue
Workspace membership revenue	70,793	26.2	39,418	5,424	33.1
Marketing and branding services revenue	154,917	57.4	46,638	6,418	39.2
Other services revenue	44,392	16.4	32,856	4,521	27.7
Total revenue	270,102	100.0	118,912	16,363	100.0

Workspace Membership Revenue. Ucommune generates revenue by providing various agile office space solutions to members from whom Ucommune collects monthly rent in the form of membership service fees or office workstation rental fees. Workspace membership revenue primarily includes fees generated through the agile office spaces services under Ucommune’s self-operated model, fees generated through revenue sharing under U Partner, and also includes other revenue in relation to utilizing Ucommune’s spaces, such as revenue generated from service fees for using its conference rooms.

Marketing and Branding Services Revenue. Marketing and branding services revenue includes advertising services revenue, primarily generated by integrated branding services and online targeted marketing services provided by Shengguang Zhongshuo.

Other Services Revenue. Other services revenue primarily consists of (1) interior design and construction revenue generated from companies that Ucommune acquired, (2) management fees generated from Ucommune’s agile office spaces under U Brand, (3) SaaS services and IoT solutions revenue and (4) charges to members for ancillary services such as printing and copying fees.

Cost of Revenue (Excluding Impairment Loss)

The following table sets forth a breakdown of the cost of revenue (excluding impairment loss), in absolute amounts and as percentages of total cost of revenue (excluding impairment loss), for the periods indicated.

	For the Six Months Ended June 30,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss)(1)
Workspace membership	78,640	29.0	43,017	5,919	35.6
Marketing and branding services	151,527	55.7	47,045	6,474	38.9
Other services	41,708	15.3	30,885	4,250	25.5
Total cost of revenue (excluding impairment loss)	271,875	100.0	120,947	16,643	100.0

(1)	Cost of revenue does not include impairment loss, and Ucommune generally does not consider impairment on a routine basis when operating and managing its agile office space business.

Workspace Membership. Cost of revenue (excluding impairment loss) for workspace membership primarily consists of (1) lease expenses, (2) employee compensation and benefits, (3) depreciation and amortization expenses, and (4) other workspace operating costs, such as costs for daily maintenance and cleaning, and insurance costs.

Marketing and Branding Services. Cost of revenue (excluding impairment loss) for marketing and branding services primarily consists of costs associated with advertisement distribution and content design, and employee compensation and benefits.

Other Services. Cost of revenue (excluding impairment loss) for other services primarily consists of costs in relation to Ucommune’s interior design and construction services, costs in relation to revenue from asset-light model, costs in relation to SaaS services and IoT solutions and other ancillary costs.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

Impairment loss on long-lived assets and long-term prepaid expenses was recognized whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset and long-term prepaid expenses may no longer be recoverable.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (1) marketing and promotion expenses, (2) compensation for Ucommune’s sales and marketing personnel and (3) share-based compensation expense.

General and Administrative Expenses

General and administrative expenses consist primarily of (1) compensation for Ucommune’s management and administrative personnel, (2) expenses in connection with its operation and financing supporting functions such as legal and human resources, (3) share-based compensation expense, and (4) other administrative expenses.

Change in Fair Value of Warrant Liability

Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the unaudited condensed consolidated statements of operations during the period in which such instruments are outstanding.

Change in Fair Value of Put Option Liability

Put option classified as liabilities is initially recorded at fair value with gains and losses arising from changes in fair value recognized in the unaudited condensed consolidated statements of operations during the period in which such instruments are outstanding.

Impairment on Long-term Investments

Impairment on long-term investments was recognized when the investees’ operating performances indicate that the carrying value of the investment is no longer recoverable.

(Loss)/Gain on Disposal of Subsidiaries

(Loss)/gain on disposal of subsidiaries was generated from disposal of equity investments.

Taxation

Cayman Islands

Ucommune International Ltd and Ucommune Group are tax-exempted companies incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Parent is not subject to income, corporate or capital gains tax in the Cayman Islands. In addition, the Parent’s payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Ucommune International Limited, the Parent’s subsidiary incorporated in the British Virgin Islands, is not subject to income tax in the British Virgin Islands.

Hong Kong

Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first two million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the unaudited condensed consolidated financial statements as it had no assessable profit for the six months ended June 30, 2023 and 2024.

Singapore

Ucommune Singapore Pte. Ltd. and Ucommune Technology Pte. Ltd. were established in Singapore and are subject to Singapore corporate income taxes at the rate of 17% for the six months ended June 30, 2023 and 2024.

United States

Melo, Inc. and Ucommune N.Y. Corp. are incorporated in the U.S. and are subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% was effective beginning in 2018.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law (the “PRC EIT Law”), combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

According to the requirements of Caishui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Hengqin New Area in Guangdong province, Ping Tan Comprehensive Experimental Area in Fujian province and Qianhai Shenzhen-Hong Kong Modern Service Cooperation Zone in Shenzhen are subject to a tax rate of 15%. One of the Parent’s subsidiaries, Shengguang Zhongshuo, an advertising company, was established in September 2015 in Hengqin New Area. Its main business belongs to one of the industries in the tax preferential catalogue, which accounts for more than 70% of the total income of enterprises, so it has enjoyed 15% preferential tax rate of income tax. The original policy expired on December 31, 2020. On May 25,2022, the State Finance and Taxation Department issued the Notice on Preferential Policies for Enterprise Income Tax in Hengqin Guangdong-Macao Deep Cooperation Zone (Caishui [2022] No.19). On February 1, 2023, Hengqin Guangdong-Macao Deep Cooperation Zone Taxation Bureau, State Administration of Taxation issued Announcement on Issues Relating to the Substantial Operation of Eligible Industrial Enterprises in the Hengqin Guangdong-Macao Deep Co-operation Zone ([2023] No. 1). These policies continue the policy of collecting enterprise income tax at a reduced preferential tax rate of 15% for eligible enterprises.

According to Caishui [2019] No. 13 and Caishui [2021] No.12, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (1) annual taxable income of no more than RMB3 million; (2) no more than 300 employees, and (3) total assets of no more than RMB50 million. Small, low-profit enterprises whose annual taxable income is no more than RMB1 million are subject to the preferential income tax rate of 2.5% (only 12.5% of such taxable income shall be subject to enterprise income tax at a tax rate of 20%). Small, low-profit enterprises whose annual taxable income exceed RMB1 million but no more than RMB3 million are subject to the preferential income tax rate of 10% (only 50% of such taxable income shall be subject to enterprise income tax at a tax rate of 20%). According to Caishui [2022] No.13, which became effective on January 1, 2022, and Caishui [2023] No.6, which became effective on January 1, 2023, small, low-profit enterprises whose annual taxable income exceed RMB1 million but no more than RMB3 million are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprise income tax at a tax rate of 20%).

The Parent, as the Cayman Islands holding company, may receive dividends from Ucommune Group Holdings, another Cayman Islands holding company wholly owned by the Parent. Ucommune Group Holdings may receive dividends from the Parent’s PRC subsidiaries through Ucommune HK. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply for the reduced withholding tax rate: (1) it must be a company; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers Enjoying Treaties Benefits (“Announcement 35”), which became effective on January 1, 2020. Announcement 35 provides that nonresident enterprises do not need to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Accordingly, Ucommune HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and Announcement 35, if the relevant tax authorities believe that the primary purpose of transactions or arrangements of the Parent is to enjoy a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If the Parent’s holding companies in the Cayman Islands or any of subsidiaries of the Parent outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, the Parent would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable PRC tax consequences to us and our non-PRC shareholders” from the Parent’s Form 20-F.

Critical Accounting Policies, Judgments and Estimates

The Parent prepares its financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. The Parent continually evaluates these estimates and assumptions based on the most recently available information, its own historical experience and various other assumptions that it believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from the Parent’s expectations as a result of changes in the Parent’s estimates. Some of the Parent’s accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The critical accounting policies, judgments and estimates that the Parent believes to have the most significant impact on its consolidated financial statements are described below, which should be read in conjunction with its consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing the Parent’s financial statements, you should consider:

●	the Parent’s selection of critical accounting policies,

●	the judgments and other uncertainties affecting the application of such policies, and

●	the sensitivity of reported results to changes in conditions and assumptions.

The Parent’s critical accounting policies and practices include the following: (1) impairment of right-of-use assets and other long-lived assets; (2) lease; (3) revenue recognition; and (4) long-term investments. See Note 2 — Significant Accounting Policies to the Parent’s consolidated financial statements for the disclosure of these accounting policies.

Among which, estimates used for (1) impairment of right-of-use assets and other long-lived assets, (2) revenue recognition, and (3) long-term investments, require management to make difficult, subjective and complex judgments that often as a result of the need to make estimate on matters that are inherently uncertain and which is likely that materially different amounts would be reported under different conditions or assumptions.

Impairment of Right-of-use Assets and Other Long-lived Assets

The Parent reviews right-of-use (“ROU”) assets and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Parent considers to be important which could trigger an impairment review primarily includes (1) significant underperformance relative to projected operating results; (2) significant changes in the overall business strategy; (3) significant adverse changes in legal or business environment and (4) significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Parent measures impairment by comparing the carrying value of the ROU assets and property and equipment to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Parent would recognize an impairment loss based on excess of carrying value over the fair value of the assets. The Parent measured the fair value of impaired space by using discounted cash flow model. The gross yield rate is used as the discount rate. Judgment is required to determine key assumptions adopted in the cashflow projections including rental charges, occupancy rate and operating costs, changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

The Parent reviews other non-current assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Parent considers to be important which could trigger an impairment review primarily includes (1) significant adverse changes in legal or business environment and (2) significant competition, unfavorable industry trend, or economic outlook. When these events occur, the Parent measures impairment by comparing the carrying value of the non-current assets to the estimated collection of receivables.

The Parent recorded impairment losses on ROU assets of nil and RMB0.6 million (US$77,000), impairment losses on property and equipment of nil and nil, impairment losses on intangible assets of nil and nil, impairment losses on other non-current assets of RMB25.8 million and nil during the six months ended June 30, 2023 and 2024, respectively.

Lease

The Parent made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. The Parent has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statement of operations on a straight-line basis over the lease term.

From the Perspective of Lessee

At the commencement date of a lease, the Parent recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. Lease liabilities are measured at the present value of unpaid lease payments at the lease commencement date and are subsequently measured at amortized cost using the effective-interest method. The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. Determining the incremental borrowing rate applied in calculating lease liabilities requires the use of certain methodologies and assumptions. The incremental borrowing rate is estimated on a portfolio basis and incorporates lease term, currency risk, credit risk and an adjustment for collateral. For the years ended December 31, 2023 and six months ended June 30, 2024, the estimated weighted average incremental borrowing rate used in determining the present value of lease payments was approximately 10.47% and 10.51%, respectively.

For leases that qualify as operating leases, the Parent recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Parent enters the leased premises and begins to make improvements in preparation for its intended use.

Termination of a lease before the expiration of the lease term is accounted by removing the right-of-use asset and the lease liability, with gain or loss recognized for the difference. A termination penalty paid or received upon termination that was not already included in the lease payments is generally included in the gain or loss on termination.

From the Perspective of Lessor

The Parent recognizes workspace membership revenue under ASC 842, and all the lease contracts are operating leases.

Revenue Recognition

Revenue is recognized when control of promised goods or services is transferred to Ucommune’s customers in an amount of consideration to which Ucommune expects to be entitled in exchange for those goods or services. The Parent follows the five steps approach for revenue recognition under Topic 606:

●	identify the contract(s) with a customer,

●	identify the performance obligations in the contract,

●	determine the transaction price,

●	allocate the transaction price to the performance obligations in the contract, and

●	recognize revenue when (or as) Ucommune satisfies a performance obligation.

The primary sources of the revenues are as follows:

Workspace Membership Revenue

Workspace membership revenue is recognized under ASC 842. See “— Lease — From the Perspective of Lessor.”

Marketing and Branding Services Revenue

Revenue from marketing and branding services is recognized over time. For the tailor-made digital marketing strategy design, the Parent’s single performance obligation is the placement on different media platforms based on the customer’s needs in respective industries, including the internet, automobile, finance, electronics and consumer goods. For online targeted marketing services, the Parent’s single performance obligation is marketing strategy design and placement on famous advertising platform for the promotion of the customer.

Other Services Revenue

Other services revenue primarily consists of (1) interior design and construction revenue, (2) co-working space management fees, (3) SaaS services and IoT solutions revenue and (4) charges to members for ancillary services including printing, copying and related services.

(1) Interior design and construction revenue

Revenue from interior design and construction service is recognized over time. For revenue from interior design service, the Parent’s single performance obligation is interior design at specific location according to agreement with customers. For revenue from construction service, the Parent’s single performance obligation is to complete the construction project. The Parent recognizes revenue using a cost-based input method that recognizes revenue as work is performed based on the relationship between actual costs incurred compared to the total estimated cost of the contract, to determine the progress towards contract completion and to calculate the corresponding amount of revenue to recognize, which may involve significant judgment. The total estimated cost of the contract constitutes of material cost and labor cost, and is developed based on the size and specific situation of different jobs. Changes in estimates are mainly due to: (i) unforeseen field conditions that impacts the estimated workload, and (ii) change of the unit price of material or labor cost that significantly affects the progress completed during the period.

(2) Co-working space management fees

Co-working space management fees is derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. The Parent provide services within the contract term and recognizes revenue over time under output method when service is completed.

(3) SaaS services and IoT solutions revenue

The Parent recognizes revenue at a point in time for the SaaS services and IOT solutions revenue as the single performance obligation when service is completed, or devices are delivered to customers. The Parent provides technical support services as the single performance obligation and recognizes revenue over time under output method because the customer simultaneously receives and consumes the benefits as the Parent performs throughout a fixed term.

(4) Ancillary services revenue

The Parent recognizes revenue at a point in time when respective ancillary services including printing and copying services are rendered to members.

Long-term investments

Long-term investments consist of equity securities without readily determinable fair values investments and equity method investments.

For equity securities without readily determinable fair values and do not qualify for the existing practical expedient in ASC topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Parent elected to use the measurement alternative to measure those investments at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer.

Investments in entities in which the Parent can exercise significant influence but does not have a controlling interest through investment in common shares or in-substance common shares are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Parent initially records investments at cost and subsequently adjust the carrying amount of the investments to recognize proportionate share of each equity investee’s net income or loss into earnings after the date of investment. When calculating its proportionate share of each equity investee’s net income or loss, intra-entity profits and losses shall be eliminated until realized by us or the investee as if the investee was consolidated. The Parent will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero.

The Parent evaluates the equity method investments for impairment under ASC 323 at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by us when determining whether an investment has been other-than-temporarily-impaired, includes, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the investee, and the Parent’s intent and ability to retain the investment until the recovery of its cost. These judgments include estimates. Changes in these estimates could materially affect the recoverability of such investments. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Parent recorded impairment losses on long-term investments of RMB13.8 million and RMB18.0 million (US$2.5 million) for the six months ended June 30, 2023 and 2024, respectively.

Results of Operations

The following table summarizes the unaudited condensed consolidated results of operations both in absolute amounts and as percentages of total revenue for the periods presented. This information should be read together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 6-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2023		2024
	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Unaudited Condensed Consolidated Statements of Operation Data
Revenue
Workspace membership revenue	70,793	26.2	39,418	5,424	33.1
Marketing and branding services revenue	154,917	57.4	46,638	6,418	39.2
Other services revenue	44,392	16.4	32,856	4,521	27.7
Total revenue	270,102	100.0	118,912	16,363	100.0
Cost of revenue (excluding impairment loss)
Workspace membership	(78,640)	(29.1)	(43,017)	(5,919)	(36.2)
Marketing and branding services	(151,527)	(56.1)	(47,045)	(6,474)	(39.5)
Other services	(41,708)	(15.5)	(30,885)	(4,250)	(26.0)
Total cost of revenue (excluding impairment loss)	(271,875)	(100.7)	(120,947)	(16,643)	(101.7)
Impairment loss on long-lived assets and long-term prepaid expenses	(25,825)	(9.6)	(563)	(77)	(0.5)
Sales and marketing expenses	(5,343)	(2.0)	(1,766)	(243)	(1.5)
General and administrative expenses	(38,132)	(14.1)	(27,578)	(3,795)	(23.2)
Change in fair value of warrant liability	11,346	4.2	3,844	529	3.3
Change in fair value of put option liability	222	0.1	—	—	—
Loss from operations	(59,505)	(22.1)	(28,098)	(3,866)	(23.6)
Interest (expense)/income, net	(95)	(0.0)	704	96	0.6
Subsidy income	6,629	2.5	587	81	0.5
Impairment on long-term investments	(13,821)	(5.1)	(17,979)	(2,474)	(15.2)
Gain/(loss) on disposal of subsidiaries	34,670	12.8	(4,336)	(597)	(3.6)
Other expenses, net	(18,963)	(7.0)	(1,699)	(234)	(1.4)
Loss before income taxes and loss from equity method investments	(51,085)	(18.9)	(50,821)	(6,994)	(42.7)
Provision for income taxes	(31)	(0.0)	(5,142)	(708)	(4.4)
Loss from equity method investment	(560)	(0.2)	(483)	(66)	(0.4)
Net loss	(51,676)	(19.1)	(56,446)	(7,768)	(47.5)
Less: Net loss attributable to non-controlling interests	(13,257)	(4.9)	(6,324)	(870)	(5.3)
Net loss attributable to Ucommune International Ltd	(38,419)	(14.2)	(50,122)	(6,898)	(42.2)
Net loss per share attributable to ordinary shareholders of Ucommune international Ltd.(1)
–Basic and diluted(1)	(86.55)	N/A	(62.15)	(8.55)	N/A
Weighted average shares used in calculating net loss per share(1)
–Basic and diluted(1)	443,883	N/A	806,427	806,427	N/A

(1)	Share and per share data have been retroactively restated to reflect the Parent’s share consolidation on November 29, 2023, to effect a share consolidation of 12 ordinary shares with par value of US$0.002 each in the Parent’s issued and unissued share capital into one ordinary share with par value of US$0.024 each of the Parent.

Results of Operations

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenue

Total revenue decreased by 56.0% to RMB118.9 million (US$16.4 million) for the six months ended June 30, 2024, from RMB270.1 million for the six months ended June 30, 2023. Revenue from the asset-light model decreased by 23.7% to RMB20.2 million (US$2.8 million) for the six months ended June 30, 2024, from RMB26.5 million the six months ended June 30, 2023, as the number of spaces under asset-light model decreased from 85 as of June 30, 2023 to 43 as of June 30, 2024.

Workspace Membership Services Revenue

Workspace membership services revenue decreased by 44.3% to RMB39.4 million (US$5.4 million) for the six months ended June 30, 2024, from RMB70.8 million for the six months ended June 30, 2023, mainly due to the closure and disposal of unprofitable spaces in operation.

Marketing and Branding Services Revenue

Marketing and branding services revenue decreased by 69.9% to RMB46.6 million (US$6.4 million) for the six months ended June 30, 2024, from RMB154.9 million for the six months ended June 30, 2023, primarily due to the decreased service demand from major customers.

Other Services Revenue

Other services revenue decreased by 26.0% to RMB32.9 million (US$4.5 million) for the six months ended June 30, 2024, from RMB44.4 million for the six months ended June 30, 2023, primarily due to decreased revenue from interior design and construction services.

Cost of Revenue (excluding Impairment Loss)

Total cost of revenue (excluding impairment loss) decreased by 55.5% to RMB120.9 million (US$16.6 million) for the six months ended June 30, 2024, from RMB271.9 million for the six months ended June 30, 2023. Cost of revenue from the asset-light model decreased by 27.7% to RMB18.5 million (US$2.5 million) for the six months ended June 30, 2024, from RMB25.6 million for the six months ended June 30, 2023, which were in line with the decrease in revenue from the asset-light model.

Workspace Membership

Costs of workspace membership decreased by 45.3% to RMB43.0 million (US$5.9 million) for the six months ended June 30, 2024, from RMB78.6 million for the six months ended June 30, 2023, mainly due to (1) the closure and disposal of unprofitable spaces in operation, (2) a decrease in staff costs as a result of our decreased headcount, and (3) a decrease in share-based compensation expense. Cost of revenue (excluding impairment loss) for workspace membership accounted for 29.1% and 36.2% of total revenue for the six months ended June 30, 2023 and 2024, respectively.

Marketing and Branding Services

Costs of marketing and branding services decreased by 69.0% to RMB47.0 million (US$6.5 million) for the six months ended June 30, 2024, from RMB151.5 million for the six months ended June 30, 2023, mainly due to decreased advertising costs, which was in line with the decrease in advertising revenue. Cost of revenue (excluding impairment loss) for marketing and branding services accounted for 56.1% and 39.5% of total revenue for the six months ended June 30, 2023 and 2024, respectively.

Other Services

Costs of other services decreased by 25.9% to RMB30.9 million (US$4.3 million) for the six months ended June 30, 2024, from RMB41.7 million for the six months ended June 30, 2023, mainly due to decreased construction and design service costs. Cost of revenue (excluding impairment loss) for other services accounted for 15.5% and 26.0% of total revenue for the six months ended June 30, 2023 and 2024, respectively.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

Impairment loss on long-lived assets and long-term prepaid expenses was RMB0.6 million (US$77,000) for the six months ended June 30, 2024, as compared to RMB25.8 million for the six months ended June 30, 2023, primarily due to a decrease in impairment costs where the carrying value is not expected to be fully recoverable.

Sales and Marketing Expenses

Sales and marketing expenses decreased by 66.9% to RMB1.8 million (US$0.2 million) for the six months ended June 30, 2024, from RMB5.3 million for the six months ended June 30, 2023, mainly due to decreases in agency fees and share-based compensation expenses. Sales and marketing expenses accounted for 2.0% and 1.5% of total revenue for the six months ended June 30, 2023 and 2024, respectively.

General and Administrative Expenses

General and administrative expenses decreased by 27.7% to RMB27.6 million (US$3.8 million) for the six months ended June 30, 2024, from RMB38.1 million for the six months ended June 30, 2023, mainly due to decreases in provision for credit losses. General and administrative expenses accounted for 14.1% and 23.2% of total revenue for the six months ended June 30, 2023 and 2024, respectively.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability was RMB3.8 million (US$0.5 million) for the six months ended June 30, 2024, as compared to RMB11.3 million for the six months ended June 30, 2023, primarily attributable to the fair value change of warrants in connection with the issuance of a convertible bond on January 26, 2022.

Change in Fair Value of Put Option Liability

Change in fair value of put option liability was RMB0.2 million and nil for the six months ended June 30, 2023 and 2024, respectively.

Loss from Operations

As a result of the foregoing, loss from operations was RMB28.1 million (US$3.9 million) for the six months ended June 30, 2024, as compared to RMB59.5 million for the six months ended June 30, 2023.

Interest (Expense)/Income, Net

Interest income, net was RMB0.7 million (US$0.1 million) for the six months ended June 30, 2024, as compared to interest expense, net of RMB95,000 for the six months ended June 30, 2023, primarily due to the redemption of convertible bond in 2023. The Parent generated interest income from Ucommune’s bank balances and short-term investments and incurred interest expense on convertible bond, bank loans and other borrowings.

Subsidy Income

Subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Subsidy income was RMB0.6 million (US$81,000) for the six months ended June 30, 2024, as compared to RMB6.6 million for the six months ended June 30, 2023.

Impairment on Long-term Investments

Impairment on long-term investments was RMB18.0 million (US$2.5 million) for the six months ended June 30, 2024, as compared to RMB13.8 million for the six months ended June 30, 2023, primarily because the investees’ operating performances indicated that the carrying value of the investments was no longer recoverable.

Gain/(Loss) on Disposal of Subsidiaries

Loss on disposal of subsidiaries was RMB4.3 million (US$0.6 million) for the six months ended June 30, 2024, as compared to gain on disposal of subsidiaries of RMB34.7 million for the six months ended June 30, 2023, primarily attributable to the disposal of subsidiaries at net asset position with nil consideration.

Other Expenses, Net

Other expense, net was RMB1.7 million (US$0.2 million) for the six months ended June 30, 2024, as compared to RMB19.0 million for the six months ended June 30, 2023, primarily consisting of expenses in relation to legal proceedings.

Provision for Income Taxes

Provision for income taxes was RMB5.1 million (US$0.7 million) for the six months ended June 30, 2024, as compared to RMB31,000 for the six months ended June 30, 2023.

Loss from Equity Method Investment

Loss from equity method investment was RMB0.5 million (US$66,000) for the six months ended June 30, 2024, as compared to RMB0.6 million for the six months ended June 30, 2023.

Net Loss

As a result of the foregoing, net loss was RMB56.4 million (US$7.8 million) for the six months ended June 30, 2024, as compared to RMB51.7 million for the six months ended June 30, 2023.

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Parent uses the following non-GAAP financial measures for the unaudited condensed consolidated results: EBITDA (including EBITDA margin), adjusted EBITDA (including adjusted EBITDA margin) and adjusted net loss. The Parent believes that EBITDA, adjusted EBITDA and adjusted net loss help understand and evaluate Ucommune’s core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss are presented to enhance investors’ overall understanding of Ucommune’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss as substitutes for, or superior to, net loss prepared in accordance with U.S. GAAP. The Parent encourages investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, see the table below.

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (1) interest expense/(income), net, other expense, net, provision for income taxes and (gain)/loss on disposal of subsidiaries and (2) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on long-term investments, depreciation of property and equipment, amortization of intangible assets, change in fair value of warrant liability and change in fair value of put option liability, which the Parent does not believe are reflective of Ucommune’s core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on long-term investments, change in fair value of warrant liability, change in fair value of put option liability and (gain)/loss on disposal of subsidiaries.

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Net loss	(51,676)	(56,446)	(7,768)
Interest expense/(income), net	95	(704)	(96)
Provision for income taxes	31	5,142	708
Depreciation of property and equipment	10,880	5,478	754
Amortization of intangible assets	1,446	223	31
EBITDA (non-GAAP)	(39,224)	(46,307)	(6,371)
Share-based compensation expense	4,954	1,698	234
Impairment loss on long-lived assets and long-term prepaid expenses	25,825	563	77
Change in fair value of warrant liability	(11,346)	(3,844)	(529)
Change in fair value of put option liability	(222)	—	—
Impairment loss on long-term investments	13,821	17,979	2,474
(Gain)/loss on disposal of subsidiaries	(34,670)	4,336	597
Other expenses, net	18,963	1,699	234
Adjusted EBITDA (non-GAAP)	(21,899)	(23,876)	(3,284)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Net loss	(51,676)	(56,446)	(7,768)
Share-based compensation expense	4,954	1,698	234
Impairment loss on long-lived assets and long-term prepaid expenses	25,825	563	77
Change in fair value of warrant liability	(11,346)	(3,844)	(529)
Change in fair value of put option liability	(222)	—	—
Impairment loss on long-term investments	13,821	17,979	2,474
(Gain)/loss on disposal of subsidiaries	(34,670)	4,336	597
Adjusted net loss (non-GAAP)	(53,314)	(35,714)	(4,915)

Liquidity and Capital Resources

Cash Flows and Working Capital

The Ucommune’s principal sources of liquidity have been cash from capital contributions by its shareholders and capital market financings, and short-term/long-term borrowings. As of June 30, 2023 and 2024, cash and cash equivalents were RMB58.3 million and RMB60.4 million (US$8.3 million), respectively. Cash and cash equivalents consist primarily of cash at bank and on hand and are primarily denominated in Renminbi, U.S. dollars and Hong Kong dollars.

For the six months ended June 30, 2023 and 2024, the Ucommune’s incurred losses from operations of RMB59.5 million and RMB28.1 million (US$3.9 million), respectively, and generated positive cash flows from operating activities of RMB30.7 million and negative cash flows from operating activities of RMB4.9 million (US$0.7 million), respectively. In addition, as of June 30, 2024, the Ucommune’s had working capital deficit (defined as total current assets deducted by total current liabilities) of RMB135.9 million (US$18.7 million) and accumulated deficit of RMB4,591.0 million (US$631.7 million). In addition, as of June 30, 2024, the Ucommune’s had no unused credit lines. The COVID-19 pandemic negatively impacted the Ucommune’s business operations and caused loss of the Ucommune’s business, closure and disposal of unprofitable spaces in operation during the year 2023 and in the first half of 2024. These conditions raise substantial doubt about the Ucommune’s ability to continue as a going concern.

Ucommune regularly monitors its current and expected liquidity requirements to help ensure that it maintains sufficient cash balances to meet Ucommune’s existing and reasonably likely long-term liquidity needs.

In January 2022, the Parent closed a private placement pursuant to the Securities Purchase Agreement with JAK Opportunities LLC as the Purchaser for the offering of a US$3 million principal amount 8% senior convertible debenture (the “Debenture”) and certain warrants to purchase Class A ordinary shares of the Parent. The net proceeds to the Parent from the offering were approximately US$2.6 million. The Parent fully repaid the Debenture in August 2023.

Historically, the Parent has relied principally on both operational sources of cash and non-operational sources of financing to fund its operations and business development. The Parent’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes continued business transition from asset-heavy model to asset-light model in order to improve the profitability, continued exploration of new business opportunities that have synergies with its core business, controlling operating costs and optimizing operational efficiency to improve its cash flow from operations. The Parent also plans to raise additional capital, including among others, obtaining debt and equity financing, to support its future operation.

The Parent continues to explore opportunities to grow its business. However, the Parent has not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and the Parent expects the operating losses and negative cash flows from operations will continue for the foreseeable future. If the Parent is unable to grow the business to achieve economies of scale in the future, it will become even more difficult for the Parent to sustain a sufficient source of cash to cover its operating costs. There can be no assurance, however, that the Parent will be able to obtain additional financing on terms acceptable to Ucommune, in a timely manner, or at all. In the event that financing sources are not available, or that the Parent is unsuccessful in increasing its gross profit margin, pushing collection of long-term receivables and reducing operating losses, the Parent may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on its business, financial condition and results of operations and would materially and adversely affect its ability to continue as a going concern.

The Parent’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

The Parent intends to finance future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. The Parent may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions Ucommune may decide to pursue.

If the Parent’s existing cash is insufficient to meet Ucommune’s requirements, the Parent or its subsidiaries may seek to issue debt or equity securities or Ucommune may seek to obtain additional credit facilities. Financing may be unavailable in the amounts Ucommune needs or on terms acceptable to Ucommune, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict Ucommune’s operations and its ability to pay dividends to the Parent’s shareholders.

If the Parent and its subsidiaries are unable to obtain additional equity or debt financing as required, Ucommune’s business operations and prospects may suffer. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We require significant capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer” from the Parent’s Form 20-F.

As a holding company with no material operations of its own, the Parent operates its businesses in the PRC through the PRC subsidiaries and the consolidated VIEs in China. Under PRC laws and regulations, the Parent may provide funding to the PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, the PRC subsidiaries may only provide Renminbi funding to the consolidated VIEs through entrusted loans. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” from the Parent’s Form 20-F.

The ability of the PRC subsidiaries to make dividends or other cash payments to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, is subject to restrictions under PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business” from the Parent’s Form 20-F and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable PRC tax consequences to us and our non-PRC shareholders” from the Parent’s Form 20-F

The following table presents the selected unaudited condensed consolidated cash flow data for the periods indicated.

	For the Six Months Ended June 30,
	2023	2024
	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in) operating activities	30,699	(4,916)	(677)
Net cash used in investing activities	(5,218)	(1,685)	(232)
Net cash (used in)/provided by financing activities	(18,492)	11,163	1,536
Effects of exchange rate changes	(1,960)	907	125
Net increase in cash, cash equivalents and restricted cash	5,029	5,469	752
Cash, cash equivalents and restricted cash – beginning of the periods	53,245	55,273	7,606
Cash, cash equivalents and restricted cash – end of the periods	58,274	60,742	8,358

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2024 was RMB4.9 million (US$0.7 million). The difference between net loss of RMB56.4 million (US$7.8 million) and the net cash used in operating activities was mainly due to (1) a decrease in amount due from related parties of RMB24.0 million (US$3.3 million), (2) amortization of right-of-use assets of RMB23.2 million (US$3.2 million), (3) impairment of long-term investment of RMB18.0 million (US$2.5 million), (4) a decrease in accounts receivable of RMB13.7 million (US$1.9 million) and (5) a decrease in prepaid expenses and other current assets of RMB10.8 million (US$1.5 million), partially offset by (i) a decrease in accounts payable of RMB25.3 million (US$3.5 million), and (ii) a decrease in lease liabilities of RMB13.0 million (US$1.8 million).

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2024 was RMB1.7 million (US$0.2 million), primarily attributable to (1) purchase of short-term investments of RMB17.1 million (US$2.4 million), and (2) purchase of property, plant and equipment of RMB1.6 million (US$0.2 million), partially offset by redemption of short-term investments of RMB17.1 million (US$2.4 million).

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2024 was RMB11.2 million (US$1.5 million), primarily attributable to (1) loan received from third parties of RMB7.8 million (US$1.1 million), (2) capital contribution from shareholders of RMB1.7 million (US$0.2 million), and (3) loan received from related parties of RMB1.4 million (US$0.2 million).

Capital Expenditures

Capital expenditures are incurred primarily in connection with purchase of property and equipment and purchase of intangible assets. Capital expenditures were RMB7.6 million and RMB1.6 million (US$0.2 million) for the six months ended June 30, 2023 and 2024, respectively. The Parent has no significant outstanding commitments for capital expenditures as of June 30, 2024. See “— Contractual Obligations.” The Parent intends to fund its future capital expenditures with its existing cash balance and cash generated from operations.

Contractual Obligations

The following table sets forth the contractual obligations and commitments as of June 30, 2024.

	Payments Due by Years Ending
	Total	2024	2025 and 2026	2027 and 2028	2029 and beyond
	(RMB in thousands)
Lease commitments(1)	132,814	30,057	41,880	35,627	25,250
Total contractual obligations	132,814	30,057	41,880	35,627	25,250

(1)	Lease commitments were related to Ucommune’s obligation to pay under lease agreements.

Contingencies

The group had no material contingencies as of June 30, 2024.

Recent Developments

Termination of Ucommune Venture VIE Agreements

On September 20, 2024, Ucommune Technology, a wholly foreign-owned enterprise of the Parent, issued a notice (“Notice of Termination”) to terminate the Ucommune Venture VIE Agreements (as defined below) to Ucommune Venture, a variable interest entity of the Parent, and the existing shareholders of Ucommune Venture. As a result, the series of contractual arrangements entered into by and among Ucommune Technology, Ucommune Venture and/or its shareholders (the “Ucommune Venture VIE Agreements”), including exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and spousal consent letter, will be terminated in accordance with the terms therein following 30 calendar days after the delivery date of the Notice of Termination, by which time Ucommune Venture and its subsidiaries will be deconsolidated and their financial results will no longer be included in the Parent’s consolidated financial statements.

The Parent has also carried out a series of restructuring transactions where its workspace membership business for mid- to large-sized enterprise members and marketing and branding business will continue to be operated by the Parent, with the financial results being included in the Parent’s consolidated financial statements; and certain non-core businesses of the Parent will be disposed of in connection with the Notice of Termination.

The following chart shows the corporate structure of the Parent upon the termination of the Ucommune Venture VIE Agreements:

Ucommune International Ltd
(Cayman Islands)
100%
Ucommune Group Holdings Limited
(Cayman Islands)
100%
Melo Inc.
(Delaware)
100%
Ucommune Group Holdings
(Hong Kong) Limited
100%
Melo
Hong Kong Limited
100%
Offshore Operating Companies
Off Shore
On Shore
100%
Ucommune (Beijing) Technology Co., Ltd.
("Ucommune Technology") WFOE
100%
Beijing Melo Technology
Co., Ltd.(Beijing Melo)
("Beijing Melo")
Kaili
Kong
Xinyu
Ji
Contractual Arrangements
99%
1%
Beijing Ubazaar Technology Co., Ltd.
("Beijing U Bazaar"), a VIE

Holding Company Structure

Ucommune International Ltd, the Parent, is the ultimate Cayman Islands holding company with no material operations of its own. The Parent operates its business through its subsidiaries and the consolidated VIEs. As a result, the Parent’s ability to pay dividends depends upon dividends paid by its subsidiaries. If its subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Parent.

In addition, the PRC subsidiaries are permitted to pay dividends to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, the consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (1) statutory surplus fund and (2) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of the consolidated VIEs.

Pursuant to the law applicable to China’s foreign investment enterprises, the Parent’s subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (1) general reserve fund, (2) enterprise expansion fund and (3) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the Parent’s subsidiary. Appropriation to the other two reserve funds is at the discretion of the Parent’s subsidiary. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business” from the Parent’s Form 20-F.

Notwithstanding the foregoing, the PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrusted loans from the PRC subsidiaries to the consolidated VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in the consolidated financial statements against the VIEs’ share capital.

As an offshore holding company, the Parent is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fund-raising activities to the WOFEs only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to the onshore entities (i.e., the PRC subsidiaries and the VIE entities), the Parent is required make filings about details of the loans with SAFE in accordance with relevant PRC laws and regulations. The PRC subsidiaries and the VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” from the Parent’s Form 20-F. As a result, there is uncertainty with respect to the Parent’s ability to provide prompt financial support to the PRC subsidiaries and the consolidated VIEs when needed. In August 2020, Ucommune Venture entered into a loan agreement with Ucommune HK, under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could draw down the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first draw-down. Thereafter, both parties entered into three supplement agreements in January 2021, February 2021, and April 2023 . As of the date hereof, Ucommune HK has provided a total of US$41.7 million in loans to Ucommune Venture, of which US$8.5 million have been repaid, under such loan agreements since the completion of the Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures ” from the Parent’s Form 20-F and “Selected Unaudited Condensed Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries — Inter-group balances due from VIEs/Subsidiaries — Intercompany loan lent” herein.

The Parent, its subsidiaries and the VIEs are subject to restrictions on foreign exchange and their ability to transfer cash between entities, across borders, and to U.S. investors. Under PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, the PRC subsidiaries and the VIEs need to obtain SAFE approval to use cash generated from the operations of the PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and our ability to transfer cash between our PRC subsidiaries and us, across borders, and to investors and affect the value of your investment” from the Parent’s Form 20-F.

Ucommune has established stringent controls and procedures for cash flows within the group based on internal cash management policies. Each transfer of cash among the Parent, its subsidiaries and the VIEs is subject to internal approval. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, logging into the online banking system and completing its verification process, inspection of the invoice, and payment execution. Only the finance department is authorized to make cash transfers. Within the finance department, the roles of payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

Cash may be transferred within the group in the following manner: (1) the Parent may transfer funds to its subsidiaries, including the PRC subsidiaries, by way of capital contributions or loans; (2) the Parent and its subsidiaries may provide loans to the VIEs and vice versa; (3) funds may be transferred from the VIEs to the WFOEs, as service fees for services contemplated by the contractual arrangements; (4) the PRC subsidiaries, including the WFOEs, may pay dividends to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent; and (5) the non-PRC subsidiaries may make dividends or other distributions to the Parent. Because the Parent is the primary beneficiary of the VIEs through contractual arrangements and the Parent and its subsidiaries do not have equity ownership in the VIEs, neither the Parent nor its subsidiaries are able to make direct capital contributions to the VIEs or their respective subsidiaries, and the VIEs are not able to make dividends or other distributions to the Parent. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures” from the Parent’s Form 20-F.

Since January 1, 2018, cash has been transferred through the group in terms of loans; there have been no other transfers, dividends or distributions made to date between the Parent as the holding company, its subsidiaries and the consolidated VIEs, or to investors; and there have been no other cash flows and transfers of other assets by type that have occurred between the Parent as the holding company, its subsidiaries, and the consolidated VIEs. As of the date hereof, none of the subsidiaries had distributed any dividends or made any other distributions to the Parent. As of the same date, the Parent had not distributed any dividends or made any other distributions to U.S. investors. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures” from the Parent’s Form 20-F. The Parent does not intend to distribute earnings or settle amounts owed under the contractual arrangements.

Off-Balance Sheet Commitments and Arrangements

Ucommune has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. The Parent has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in the unaudited condensed consolidated financial statements. Furthermore, the Parent does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Parent does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to Ucommune or engages in leasing, hedging or product development services with Ucommune.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Currency Risk

SAFE, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents denominated in RMB amounted to RMB57.5 million and RMB59.3 million (US$8.2 million) as of June 30, 2023 and 2024, respectively.

Inflation Risk

Since Ucommune’s inception, inflation in China has not materially impacted the results of operations. Although Ucommune has not in the past been materially affected by inflation since Ucommune’s inception, Ucommune may be affected in the future by higher rates of inflation in China.

Internal Control Over Financial Reporting

In connection with the preparation and external audits of the consolidated financial statements included elsewhere in the Parent’s Form 20-F, the Parent identified the following material weaknesses in internal control over financial reporting. The independent registered public accounting firm has not conducted an audit of the Parent’s internal control over financial reporting.

The material weaknesses that have been identified relate to:

●	A lack of proper management approval and review on borrowing contract over certain amount, and

●	Insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP.

Neither the Parent nor its independent registered public accounting firm undertook a comprehensive assessment of internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in internal control over financial reporting. Once the Parent ceases to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, the independent registered public accounting firm must attest to and report on the effectiveness of internal control over financial reporting. Had the Parent performed a formal assessment of internal control over financial reporting or had the independent registered public accounting firm performed an audit of internal control over financial reporting, additional control deficiencies may have been identified. The material weaknesses, if not timely remedied, may lead to significant misstatements in the unaudited condensed consolidated financial statements in the future.

To remedy the identified material weaknesses, the Parent has adopted and will adopt further measures to improve internal control over financial reporting, as follows.

●	The Parent plans to improve its management approval on all borrowing contracts over certain amount, and to enhance management review control over borrowing related accounting treatment by conducting monthly accounting record inspection;

●	The Parent plans to recruit staff with knowledge of U.S. GAAP and SEC regulations in its finance and accounting department. The Parent also plans to enhance internal training and development programs for financial reporting personnel; and

●	When entering into complex transactions, the Parent plans to utilize third-party consultant for accounting services as additional resources.

The Parent intends to remediate these material weaknesses in multiple phases and expect that it will incur certain costs for implementing the remediation measures. The implementation of the measure, however, may not fully address the material weaknesses identified in internal control over financial reporting, and the Parent cannot conclude that the material weaknesses have been fully remedied as of June 30, 2024. In addition, the Parent cannot assure you that the Parent will be able to continue implementing these measures in the future. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ordinary shares may be materially and adversely affected” from the Parent’s Form 20-F.

As a company with less than US$1.235 billion in revenue for the Parent’s last fiscal year, the Parent qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to the Parent’s unaudited condensed consolidated financial statements, which are included elsewhere in this Form 6-K.